

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2012

Via E-mail
Mr. Lawrence D. Field
President, Chief Executive Officer, Chief Financial Officer, Secretary and Director
Blink Couture, Inc.
5727 South Lewis Avenue
Tulsa, OK 74105

> **RE:** **Blink Couture, Inc.**
> **Form 10-K for the Year ended July 31, 2011**
> **Filed October 28, 2011**
> **Form 10-Q for the Quarter ended October 31, 2011**
> **Filed December 14, 2011**
> **File No. 333-138951**

Dear Mr. Field:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended July 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 8 – Financial Statements and Supplementary Data

General

2. Please identify your financial statements on pages 16-19 of your July 31, 2011 Form 10-K and pages 3-5 of your October 31, 2011 Form 10-Q as those of a development stage entity. Refer to FASB ASC 915-205-45-4.

Report of Independent Registered Public Accounting Firm, page 15

3. Your auditor's report only refers to the financial statements for the year ended July 31, 2011 as well as the period from inception (October 23, 2003) to July 31, 2011. Rule 8-02 of Regulation S-X states that smaller reporting companies shall file an audited balance sheet as of the end of each of the most recent two fiscal years, and audited statements of operations, cash flows and changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent audited balance sheet. As such, please make arrangements with your auditor to have them revise their report in a Form 10-K/A to refer to the two years ended July 31, 2011 and the period from inception (October 23, 2003) to July 31, 2011. Ensure that you include certifications that are currently dated and refer to the Form 10-K/A.

Form 10-Q for the Quarter Ended October 31, 2011

Item 1 – Financial Statements

General

4. Please present a statement of stockholders' equity showing activity from your inception through October 31, 2011. See FASB ASC 915-215-45-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief